OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Robinson, J. Mack (Last) (First) (Middle)		Atlantic American Corporation -- AAME

	4370 Peachtree Road, NE (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			January 28, 2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Atlanta, GA 30319-3000 (City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below) Chairman

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													8,929		D		401(k) Plan(1)

	Common Stock		N/A											740,921		D

	Common Stock		N/A											294,000		I		By Delta Fire & Casualty

	Common Stock		N/A											936,702		I		By Delta Life Ins. Co.

	Common Stock		01/28/03				P			2,000	A	$1.50				I

	Common Stock		01/29/03				P			300	A	$1.54		8,412,280		I		By Spouse(2)***

	Common Stock		N/A											3,411,102		I		By Gulf Capital Services(3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Option				N/A

	Option to Buy				N/A

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

				Cmn. Stk.					100,000		D		4

				Cmn. Stk.					5,000		I		By Spouse(5)

Explanation of Responses:

***Reporting Person expressly disclaims beneficial ownership of such securities.

(1) Information herein is based on a plan statement as of December 31, 2001.

(2) Includes 425,312 shares held directly by spouse; 6,720 shares held by spouse, jointly with grandson; 3,953,256 shares held directly by Trust for daughter, Robin Robinson, with spouse as Trustee; and 4,026,992 shares held directly by Trust for daughter Jill Robinson, with spouse as Trustee.

(3) Reporting person individually holds a 24% interest in the Partnership. The remaining partnerships are held in equal shares by Trust for benefit of the reporting person's daughters, with the reporting person's spouse as Trustee. The reporting person disclaims beneficial ownership for 76% of the securities held by Gulf Capital Services, representing the Trusts' proportionate partnership interest.

(4) Options to buy Common Stock, granted at an option price of $3.374 per share under the Atlantic American Corporation 1992 Incentive Plan.

(5) Granted pursuant to the Company’s 1996 Director Stock Option Plan at option prices ranging from $1.90 to $4.4375.

/s/ J. Mack Robinson	01/30/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.